

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

<u>Via E-mail</u>
Gary S. Winemaster
Chief Executive Officer and President
Power Solutions International, Inc.
655 Wheat Lane
Wood Dale, IL 60191

>   **Re: Power Solutions International, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 28, 2011**
>   **File No. 000-52213**

Dear Mr. Winemaster:

  We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please tell us how you addressed each comment in our June 22, 2011 letter to you that (1) affects the disclosure in this proxy statement, or (2) could affect the information in your Exchange Act reports. In this regard:

- If your disclosure on page 7 was intended to address comment 52, please disclose the "pre-determined effective price per share."

- If your disclosure beginning on page 21 was intended to address comment 55:
  - You refer to disclosing only "certain rights." Please tell us which material rights you omitted and why you believe such omission is appropriate.
  - Please tell us the authority on which you rely to qualify your disclosure by reference as you do in the last sentence of the paragraph before the table on page 21.
  - Where you disclose that another document would affect the rights disclosed, please explain how that document addresses the issue. For example, in your "Board Action by Written Consent" disclosure on page 22, you state that the

> Delaware Certificate of Incorporation could restrict the disclosed provision. How does the Delaware Certificate of Incorporation address the issue?
>
> o Rather than merely reciting shareholder rights in each jurisdiction, please explain how the material rights differ. Distinguish clearly between the differences if your charter amendment proposals are adopted and if those proposals are not adopted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me at (202) 551-3617 if you have any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Mark D. Wood, Esq.
　　　　　　　　Katten Muchin Rosenman LLP